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Confidential

January 19, 2021

Ms. Kathleen Collins

Ms. Jan Woo

Ms. Joyce Sweeney

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Cloopen Group Holding Limited (CIK No. 0001804583)

Response to the Staff’s Comments on

Amendment No. 1 to Draft Registration Statement on

Form F-1 Confidentially Submitted on December 21, 2020

Dear Ms. Collins, Ms. Woo, Ms. Sweeney and Mr. Kauten,

On behalf of our client, Cloopen Group Holding Limited , a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 5, 2021 on the Company’s amendment No. 1 to draft registration statement on Form F-1 confidentially submitted on December 21, 2020 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the filed exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 • 桑西尼 • 古奇 • 罗沙迪律师事务所

AUSTIN        BEIJING        BOSTON        BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO
SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Corporate History and Structure, page 5

1.              We note the revisions made in response to prior comment 5. Please further revise to include, within the organization chart, the percentage ownership of public shareholders and affiliates upon completion of this offering.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 92 and 196 of the Registration Statement.

The Offering, page 10

2.              We note from your response to prior comment 5 that the number of ordinary shares that will be issued and outstanding at the time of this offering includes restricted shares, which will not have vested at such time. Please explain why you have considered such shares to be “outstanding” at the time of the offering and provide the specific guidance you are relying upon. In your response, describe the terms of the restricted shares, including whether the holders of such shares have rights such as voting rights or the right to cumulative declared dividends. Also, clarify which shares will vest upon this offering. In this regard, your response refers to 1.7 million restricted shares that will vest upon completion of this offering; however, your disclosures on page 182 appear to reference additional shares that will vest.

The Company wishes to correct its response to prior comment 5 and to clarify that the number of ordinary shares that will be issued and outstanding at the time of the offering will not include restricted ordinary shares that are not vested at the time of such offering. Further, as described below, all the Company’s restricted ordinary shares will vest prior to or at the time of the offering. Accordingly, based on the currently issued restricted ordinary shares, there will be no restricted ordinary shares that will not be vested at the time of this offering.

The Company respectfully advises the Staff that, the unvested restricted ordinary shares are contingently returnable to the Company and are not considered outstanding until vested. Upon vesting, the restricted ordinary shares will no longer be returnable to the Company and become outstanding. This consideration is consistent with the intent of ASC 260-10-45-13, which is that shares that are subject to a contingent repurchase provision are excluded from the computation of basic EPS until the shares are no longer contingently returnable. All of the 13,561,638 restricted ordinary shares will vest prior to or at the time of the offering and upon vesting such shares will no longer be contingently returnable. Accordingly, upon the vesting of the shares, the Company considers such vested ordinary shares as outstanding.

The Company also respectfully advises the Staff that the response to prior comment 5 was incorrect as the unvested portion of 8,154,893 restricted ordinary shares will vest upon the completion of the Company’s initial public offering. In addition, 510,000 restricted ordinary shares as previously disclosed on page 182 of the Draft Registration Statement are part of the 1,700,000 restricted ordinary shares, which was included in the previous letter.

The revised breakdown of restricted ordinary share is shown as below.

Grant Date	Number of restricted ordinary shares unvested at June 30, 2020	Number of restricted ordinary shares vested (became outstanding) from June 30, 2020 to September 30, 2020	Number of restricted ordinary shares unvested at September 30, 2020	Number of restricted ordinary shares vested (become outstanding) at the time of the offering	Number of restricted ordinary shares unvested at the time of the offering
June 10, 2016	1,700,000	—	1,700,000	1,700,000	—
August 28, 2019	8,154,893	2,718,298	5,436,595	5,436,595	—
March 25, 2020	3,706,745	3,706,745	—	—	—
Total	13,561,638	6,425,043	7,136,595	7,136,595	—

For the restricted ordinary shares issued on June 10, 2016, 1,700,000 restricted ordinary shares will vest immediately, no longer be returnable, and become outstanding upon the completion of the Company’s initial public offering.

For the restricted ordinary shares issued on August 28, 2019, 2,718,298, 2,718,298 and 2,718,297 restricted ordinary shares vest, no longer be returnable, and become outstanding on August 28, 2020, 2021 and 2022, respectively. All the unvested restricted ordinary shares will vest, no longer be returnable, and become outstanding upon the completion of the Company’s initial public offering.

For the restricted ordinary shares issued on March 25, 2020, 1,853,373 restricted ordinary shares will vest, no longer be returnable, and become outstanding on March 25, 2021 and the remaining 1,853,372 restricted ordinary shares will vest, no longer be returnable, and become outstanding evenly over the next twelve months. In July 2020, the Company accelerated the vesting of 3,706,745 restricted ordinary shares so that all the restricted ordinary shares vested, no longer were returnable, and become outstanding in July 2020. The previous response letter omitted to disclose that the accelerated vesting occurred in July 2020. The Company accounted for the acceleration as a Type I (probable-to-probable) modification. Such a modification resulted in unrecognized share-based compensation expense of RMB24,485,562 (equivalent to US$3,502,071) being recognized as expenses at the time of the modification.

The holders of restricted ordinary shares have full voting power regardless of the vesting status and the same non-cumulative dividend rights as other ordinary shareholders. The holders of these restricted ordinary shares do not have contractual obligation to fund or otherwise absorb the Company’s losses. The voting rights representing 1,700,000 and 3,706,745 restricted ordinary shares are assigned to and held by Mr. Changxun Sun until the completion of this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Share-based Compensation, page 108

3.              You state in your response to prior comment 17 that the decrease in the fair value of your common stock from January 2020 to March and July 2020 was due to the issuance of additional Series E preferred shares. Please explain further how the issuance of such shares impacted your enterprise value. Also, tell us how the issuance of 381,193 Series E preferred shares in July 2020 at $38.1193 (as disclosed on page II-3) and the issuance of other Series E shares in March and July at nominal consideration factored into your valuation.

Please explain further how the issuance of such shares impacted your enterprise value.

The Company respectfully advises the Staff that while there was a decrease in the fair value of ordinary shares from January 2020 to March and July 2020, the Company’s enterprise value remained the same as summarized in the table below.

Valuation date	Enterprise value (‘000)		Fair value of underlying ordinary share
January 2020	US$	370,000	US$	1.36
March 2020	US$	370,000	US$	1.31
May 2020	US$	370,000	US$	1.31
July 2020	US$	370,000	US$	1.31

The fair value of ordinary shares decreased from January 2020 to March and July 2020 (while the enterprise value remained the same) because of the additional number of Series E Preferred Shares issued on March 25 and July 15, 2020. The Company’s enterprise value is allocated among the preferred shares and ordinary shares by considering the seniority and preference features of the preferred shares. As a result of the increase in the number of preferred shares, a larger proportion of the Company’s enterprise value was allocated to the preferred shares and a smaller amount of the Company’s enterprise value was allocated to the ordinary shares.

Also, tell us how the issuance of 381,193 Series E preferred shares in July 2020 at $38.1193 (as disclosed on page II-3) and the issuance of other Series E shares in March and July at nominal consideration factored into your valuation

The Company respectively advises the Staff that 381,193 Series E Preferred Shares were issued in July 2020 at $38.1193 of nominal consideration (as disclosed on page II-3) pursuant to the anti-dilution provision in the Series E financing arrangement in connection with the Company’s purchase of non-controlling interests of the Company’s subsidiaries. Other Series E Preferred Shares were issued in March (263,843 Series E Preferred Shares at nominal consideration of US$26.3843) and July 2020 (25,412 Series E Preferred Shares at nominal consideration of US$ 2.5412) for the same reason described above. A summary of the Series E Preferred Shares issued in March 2020 and July 2020 is summarized in the table below based on information disclosed on pages II-2 and II-3 of the Registration Statement.

Purchaser	Date of Issuance	Title of Securities	Number of Securities	Consideration (US$)
Prospect Avenue Capital Limited Partnership	March 25, 2020	Series E Preferred Shares	247,353	US$	24.7353
Sequoia Capital CV IV Holdco, Ltd.	March 25, 2020	Series E Preferred Shares	8,245	US$	0.8245
Vitalbridge Fund I, L.P.	March 25, 2020	Series E Preferred Shares	8,245	US$	0.8245
Total Series E Preferred Shares issued in March			263,843	US$	26.3843
Prospect Avenue Capital Limited Partnership	July 15, 2020	Series E Preferred Shares	381,193	US$	38.1193
Sequoia Capital CV IV Holdco, Ltd.	July 15, 2020	Series E Preferred Shares	12,706	US$	1.2706
Vitalbridge Fund I, L.P.	July 15, 2020	Series E Preferred Shares	12,706	US$	1.2706
Total Series E Preferred Shares issued in July			406,605	US$	40.6605

The Company respectively advises the Staff that the issuance of 263,843 Series E Preferred Shares in March for total nominal consideration of US$26.3843 and 406,605 Series E Preferred Shares in July 2020 for total nominal consideration of US$40.6605 was not factored into the valuation for the reasons described below.

In March and July 2020, the Company issued 3,706,745 and 3,501,087 ordinary shares, respectively, in connection with the Company’s purchase of non-controlling interests of the Company’s subsidiaries. Pursuant to the anti-dilution provision in the Series E financing arrangement for the Series E Preferred Shares issued on August 28, 2019, the Company issued 263,843 and 406,605 additional Series E Preferred Shares in March and July 2020, respectively. These additional Series E Preferred Shares were issued at par value (as disclosed on pages II-2 and II-3 of the Registration Statement). No additional proceeds were received by the Company in connection with the issuance of the 263,843 and 406,605 additional Series E Preferred Shares in March and July 2020, respectively. Accordingly, the issuance of additional Series E Preferred Shares at nominal consideration pursuant to a previous agreement were not at fair value. The newly issued preferred shares were deemed as a dividend to the existing Series E Redeemable Convertible Preferred Shares. Accordingly, such share issuance was not considered in the valuation of the Company’s enterprise value.

Results of Operations

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019, page 109

4.              We note from your revised disclosures in response to prior comment 18 that the increase in CPaaS revenue was mainly due to increased text messaging; however, it is unclear if such increase was from new or existing customers. Please revise. Similarly, you state that the increase in cloud-based CC solutions revenue was primarily due to the increase in the number of new customers. Please provide the amount or percentage increase in revenue attributable to new customers and to the extent that such increase was offset by a decrease in revenue from existing customers, please disclose. This comment applies to both your interim and annual results of operations disclosures. In addition, separately discuss the impact on CPaaS and cloud-based CC revenue due to the decrease in the number of enterprise customers of smaller sizes that are less equipped to withstand the impact of COVID-19 as you disclose on pages 29 and 98.

In response to the Staff’s comment, the Company has revised the disclosure on pages 115, 116, 118 and 119 of the Registration Statement.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018, page 113

5.              We note from your added disclosure in response to prior comment 14 that the termination of certain transactions with existing customers in the online consumer finance industry resulted in a decrease to your existing customer base and related revenues in 2019. Please separately quantify the impact on CPaaS and cloud-based CC revenues related to these terminated arrangements. In addition, discuss the negative impact on revenue from voice calls due to regulatory changes, including the extent to which the decrease in such revenues were offset by the increase in text message revenues.

In response to the Staff’s comment, the Company has revised the disclosure on pages 103 and 118 of the Registration Statement. The Company respectfully advises the Staff that the termination of transactions with existing customers in the online consumer finance industry was primarily related to cloud-based CC solutions that it offers on a recurring basis.

Business, page 135

6.              We note you separately provide information regarding the dollar-based net expansion rate for your CPaaS solutions. Please provide us with similar information for your recurring cloud-based CC solutions. To the extent that such amounts decreased significantly from period to period, tell us how that impacted your recurring cloud-based CC solutions revenue and your consideration to include a discussion of such trends and the potential impact to your results of operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 153 and 154 of the Registration Statement.

Notes to Consolidated Financial Statements

Note 20. Subsequent Events, page F-89

7.              Please revise to disclose the issuance of 6,425,844 Series E preferred shares in November 2020 as indicated in your response to prior comment 5 and ensure that any other share issuances subsequent to the most recent balance sheet date are addressed in the financial statement footnote disclosures. Refer to ASC 855-10-50-2.

In response to the Staff’s comment, the Company has included the disclosure for the issuance of 6,426,844 Series E Preferred Shares and any other share issuance subsequent to the most recent balance sheet (September 30, 2020) to the financial statement release date. Please refer to F-122 for the subsequent events footnote to the audited financial statements for the nine months ended September 30, 2020.

If material subsequent events occur after financial statement release date through the date of the offering, the Company will update the note of subsequent events to disclose such additional information.

The Offering, page 9 (contained in Staff’s letter dated December 10, 2020)

8.              Consider including pro forma per share information in the Summary Consolidated Financial and Other Operating Data and Selected Consolidated Financial Data tables for the most recently completed fiscal year and interim period reflecting the changes to your outstanding ordinary shares prior to effectiveness. Ensure that the footnotes to such tables adequately explain your pro forma per share calculations and include a discussion of how the Series F preferred share issuance in November 2020 will impact your weighted average shares outstanding and per share information.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 97 of the Registration Statement, which includes an explanation on how the subsequent share issuances have impacted the weighted average shares outstanding and the per share information.

***

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at +86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to auditing matters may be directed to Johnny Lei, the partner at KPMG Huazhen LLP, by telephone at +86-10-8508-7213, or via e-mail at johnny.lei@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

Enclosures

cc:

Changxun Sun, Chief Executive Officer, Cloopen Group Holding Limited

Yipeng Li, Chief Financial Officer, Cloopen Group Holding Limited

Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

Johnny Lei, Partner, KPMG Huazhen LLP

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP